Dechert LLP
1775 I Street N.W.
Washington, D.C.  20006
(202) 261-3300

December 16, 2011

FILED VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, DC 20549

Re:          New Covenant Funds (the “Trust”)
File Nos.: 333-64981 and 811-09025

Dear Sir or Madam:

On behalf of the Trust and its series, New Covenant Growth Fund, New Covenant Income Fund, New Covenant Balance Growth Fund, and New Covenant Balanced Income Fund, transmitted herewith for filing is the preliminary proxy statement on Schedule 14A (the “Preliminary Proxy Statement”) and related proxy voting card.  The Preliminary Proxy Statement contains proposals for shareholders to elect new Trustees and to consider and approve a new investment advisory agreement.

If you have any questions concerning the foregoing, please contact the undersigned at (202) 261-3364.

Sincerely,

/s/ Patrick W.D. Turley
Patrick W. D. Turley, Esq.